FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

November 21, 2014

Asen Parachkevova

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Managed Volatility Fund (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr.Parachkevova:

The Registrant is filing this correspondence to respond to further comments received on its Rule 485(a) Post-Effective Amendment No. 152 and Amendment No. 146, with respect to the Fund, submitted via EDGAR on September 17, 2014.

1. With respect to the advisory fee please disclose in the Statutory Advisory Fee section a breakdown of how the 0.75% management fee is being paid/split among the Co-Advisers.

RESPONSE: The Fund respectfully declines to disclose how the 0.75% management fee is split among the Co-Advisers in the prospectus. The Fund believes that the disclosure as currently drafted is consistent with the requirements of Item 10(a) of Form N-1A. Specifically, Instruction 3 to Item 10 provides: “If a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.”

The Fund will add the following language to the SAI, under the heading entitled “Investment Co-Advisers”

The aggregate advisory fee paid to the Co-Advisers is 0.75%. The fee is allocated among the Co-Advisers as follows:

Federated Investment Management Company: 0.24% of the Fund’s assets allocated to fixed-income securities and related investments.

Federated Equity Management Company of Pennsylvania: 80% of the balance of the aggregate advisory fee.

Federated Global Investment Management Corp: 20% of the balance of the aggregate advisory fee.

2. With respect to the Co-Advisory Contract, it is not clear within the actual contract how much each Adviser is being paid. Please revise the contract and make consistent with the Advisory Fee section of the Prospectus.

RESPONSE: The Fund respectfully declines to so revise the contract. The Fund believes that the contract as currently drafted accurately reflects the agreement among the Fund and the Co-Advisers and is consistent with applicable law. The allocation of the advisory fee among the Co-Advisers will be reviewed and approved by the Board in the manner described below.

3. FMVF & FMVSP: Co-Adviser Contract: With respect to the annual approval of advisory contracts, please confirm how any Section 15 issues are handled and if there are any special issues using one contract for three Advisers. Also, how will the Board be evaluating the performance of each Adviser for the annual approval process?

RESPONSE: In accordance with Section 15(c) of the 1940 Act, the Board has reviewed in connection with the initial approval, and will continue to review in connection with each annual renewal, information regarding the services provided by each Co-Adviser and the share of the advisory fees paid by the Fund to each Co-Adviser for such services. The Fund confirms that the Board reviewed, considered and approved the initial fee allocations in connection with the approval of the advisory contract and reviewed information regarding the services to be provided by each Co-Adviser in connection with such allocations.

The advisory contract permits responsibilities to be shifted among the Co-Advisers and for their compensation to be adjusted accordingly. In the future, it is anticipated that the Board will review the services provided by the Co-Advisers to the Fund (i) in the aggregate, and (ii) separately to the extent that specific services provided by a Co-Adviser are distinguishable and subject to meaningful assessment. In connection with such review, it is anticipated that the Board will analyze whether the allocation of fees to each Co-Adviser is commensurate with the services provided by such Co-Adviser to the Fund.

The Board will review and approve the allocation of fees to each Co-Adviser at least annually. In addition, at any time that a material change to a Co-Adviser’s responsibilities requires an adjustment to the fee allocation among the Co-Advisers, the Board will review and approve the allocation of fees to each Co-Adviser at its next scheduled meeting. Upon any adjustment to the fee allocations among the Co-Advisers, the Fund’s SAI will be supplemented to disclose the new allocations.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8838.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal